

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Via E-mail
Mr. Jerald W. Richards
Vice President and Chief Financial Officer
PotlatchDeltic Corporation
601 W. First Avenue, Suite 1600
Spokane, WA 99201

Re: PotlatchDeltic Corporation
Form 8-K
Exhibit No. 10.1 Group Annuity Contract
Filed October 16, 2020
File No. 001-32729

Dear Mr. Richards:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance